Filed by D-Wave Quantum Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: DPCM Capital, Inc. (Commission File No. 001-39638) QUANTUM

GENERAL CAUTIONARY NOTE CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS This presentation (“Presentation”) is solely for informational purposes and has been prepared to assist interested parties in making their own This Presentation contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. evaluation with respect to a potential business combination transaction (the “Transaction”) pursuant to which D-Wave Systems Inc. (“D-Wave”) Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” and DPCM Capital, Inc. (“DCPM”) will become subsidiaries of a newly formed parent company, D-Wave Quantum Inc. (“D-Wave Quantum”). “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “forecast,” “projection” or the negative of these The consummation of the Transaction is also subject to other various risks and contingencies, including customary closing conditions. There terms or other comparable terminology and similar expressions that predict or indicate future events or trends or that are not statements of can be no assurance that the Transaction will be consummated on the terms described herein or at all. As such, the subject matter of this historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed Transaction, including Presentation is evolving and is subject to further change by D-Wave Quantum, D-Wave and DPCM in their joint and absolute discretion. the timing and structure of the Transaction, the listing of the combined company’s shares, the amount and use of the proceeds of the Transaction, our future growth and innovations, the increased adoption of quantum computing solutions and expansion of related market No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in opportunities and use cases, the PIPE, the initial market capitalization of the combined company, the amount of funds available in the trust no circumstances will D-Wave Quantum, DPCM, D-Wave or any of their respective subsidiaries, stockholders, affiliates, representatives, account as a result of stockholder redemptions or otherwise and the benefits of the Transaction, statements regarding estimates and forecasts directors, officers, employees, advisers or agents be responsible or liable for a direct, or indirect loss arising from the use of this Presentation, of financial performance, projections of addressable market opportunity for quantum computing and expectations regarding product its contents, its omissions, reliance on the information contained within it, on opinions communicated in relation thereto or otherwise arising in development and functionality. These statements are based on various assumptions, whether or not identified in this Presentation, on the connection therewith. current expectations of the respective management of D-Wave and DPCM and are not predictions of actual performance. These forward- This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of D-Wave looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a Quantum, D-Wave, DPCM or the Transaction. You should each make your own evaluation thereof and should make such other investigations guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. as you deem necessary. Neither the Securities and Exchange Commission (the “SEC”) nor any other securities regulatory authority has Actual performance, events and circumstances are difficult or impossible to predict and will differ from forward-looking statements. Many of approved or disapproved of this Presentation and any representation to the contrary is a criminal offense. This Presentation does not the factors affecting actual performance, events and circumstances are beyond the control of D-Wave and DPCM. Consequently, forward- constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or looking statements are subject to a number of risks and uncertainties, including with respect to: changes in the business of D-Wave, D-Wave’s jurisdictions in which such offer, solicitation or sale would be unlawful. market, financial, political and legal conditions; the ability of the parties to successfully or timely consummate the Transaction, including as may relate to obtaining regulatory approvals or the approval of the stockholders of DPCM or D-Wave; the amount of redemptions by DPCM’s IMPORTANT INFORMATION AND WHERE TO FIND IT stockholders; the ability of DPCM and D-Wave to issue equity or equity-linked securities or obtain financing in connection with the Transaction or in the future; unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transaction; the A full description of the terms of the Transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by D-Wave Quantum that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Transaction and failure to satisfy other closing conditions in the transaction agreement or otherwise, the occurrence of any event that could give rise to the termination of the transaction agreement, the failure to consummate the PIPE, failure to realize the anticipated benefits of the Transaction; a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the Transaction. D-Wave Quantum and DPCM urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other risks relating to the uncertainty of the forecasted financial information; risks related to the performance of D-Wave’s business and the timing of documents filed with the SEC, because these documents will contain important information about D-Wave Quantum, DPCM, D-Wave and the expected business or financial milestones, including with respect to revenue, Adjusted EBITDA and free cash flow; unanticipated technological or project development challenges, including with respect to the cost and or timing thereof, and the performance of D-Wave’s products; the Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Once available, effects of competition on D-Wave’s business; and those factors to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by D-Wave Quantum with the SEC and included in DPCM’s final prospectus that forms a part of DPCM’s Registration shareholders will also be able to obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Statement on Form S-1 (Reg. No. 333-249274), filed with the SEC pursuant to Rule 424(b)(4) on October 23, 2020 (the “Prospectus”) under Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email the heading “Risk Factors,” and other documents DPCM has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). additional risks of which neither DPCM nor D-Wave are aware, or that DPCM nor D-Wave currently believe are immaterial, that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, you are cautioned that past PARTICIPANTS IN THE SOLICITATION performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D- D-Wave Quantum, DPCM and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of Wave Quantum, DPCM Capital or D-Wave will achieve our objectives and plans in any specified time frame, or at all. Forward-looking proxies of DPCM’s stockholders in respect of the Transaction. Information about the directors and executive officers of DPCM Capital is set statements reflect DPCM’s and D-Wave’s expectations, plans, forecasts or future events and views as of the date of this Presentation. DPCM forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum and more detailed information and D-Wave anticipate that subsequent events and developments will cause DPCM’s and D-Wave’s assessments to change. Except as regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the required by applicable law, DPCM and D-Wave specifically disclaim any obligation to update forward-looking statements. You should, definitive proxy statement/prospectus for the Transaction when available. Additional information regarding the identity of all potential therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation. participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy CAUTIONARY NOTE REGARDING FORECASTED FINANCIAL INFORMATION statement/prospectus, when it becomes available. This Presentation contains forecasts of financial information for the years 2021 through 2026, including with respect to revenue, growth, gross profit, gross margin, Adjusted EBITDA, Adjusted EBITDA margin and free cash flow. None of years 2021 through 2026 is complete and all such financial information with respect to such periods are projections for future periods and do not in any way reflect actual results. Such forecasted financial information is, by its nature, forward-looking and is subject to all of the risks associated with forward-looking information described above and below. Such forecasted financial information is included in this Presentation for illustrative purposes only and should not be relied upon in any way as being indicative of future results. The assumptions and estimates underlining such forecasted financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that will invariably cause actual future results to differ from such forecasted financial information and such differences may be material. See “Cautionary Note Regarding Forward-Looking Statements” above and “Certain Risks Related to DPCM and the Transaction” and “Certain Risks Related to D-Wave” below. The inclusion of forecasted financial information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. No auditor has audited, reviewed, compiled or performed any procedures with respect to the forecasted financial information included in this Presentation and, accordingly, no auditor has expressed any opinion thereon or provided any assurance with respect thereto. 2 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES CERTAIN RISKS RELATED TO D-WAVE This Presentation includes certain financial measures (including on a forward-looking basis), such as Adjusted EBITDA, Adjusted EBITDA margin and The risks presented below are certain of the general risks related to the D-Wave’s business, industry and ownership structure and are not free cash flow. These financial measures do not have any standardized meaning under U.S. generally accepted accounting principles (“GAAP”) and exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the DPCM and D-Wave with the SEC. These are, therefore, non-GAAP measures. D-Wave defines Adjusted EBITDA as net income (loss), before interest expense, depreciation and amortization risks speak only as of the date of this Presentation and we make no commitment to update such disclosure, except as required by applicable (including system cost depreciation), stock-based compensation and income taxes. D-Wave defines Adjusted EBITDA Margin as Adjusted EBITDA law. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. divided by total revenue. D-Wave defines free cash flow as Adjusted EBITDA after capital expenditures. These non-GAAP measures are provided as D-Wave is in its growth stage which makes it difficult to forecast its future results of operations and its funding requirements. supplemental information and are not a substitute for (or in any way superior to) measures of financial performance prepared in accordance with GAAP • D-Wave is in its growth stage which makes it difficult to forecast its future results of operations and its funding requirements. and should not be considered as an alternative to net income, operating income, cash flow from operations or any other performance or operating measure derived in accordance with GAAP. D-Wave believes that these non-GAAP measures of financial performance provide useful supplemental • D-Wave has a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future and may never achieve or sustain profitability. information to investors about D-Wave. D-Wave’s management uses forward-looking non-GAAP measures to evaluate D-Wave’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP • D-Wave may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all. equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial • If D-Wave fails to attract new customers and retain and increase the spending of existing customers, its revenue, business, results of performance and, therefore, D-Wave’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. No operations, financial condition and growth prospects would be harmed. reconciliation of these non-GAAP measures are included because they are forecasts with respect to the Transaction. • If D-Wave does not adequately fund its research and development efforts or use research and development teams effectively, it may MARKET AND INDUSTRY DATA AND FORECASTS not be able to achieve its technological goals, meet customer and market demand, or compete effectively and its business and Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research operating results may be harmed. reports prepared for other purposes. Neither DPCM nor D-Wave has independently verified the data obtained from these sources and cannot assure • D-Wave’s estimates of the magnitude of the market opportunity and forecasts of market growth may prove to be inaccurate. you of the data’s accuracy or completeness. All such data is subject to change and DPCM and D-Wave assume no obligation to update the information in this Presentation. • Even if the market in which D-Wave competes achieves the forecasted growth, D-Wave’s business could fail to grow at similar rates, if at all. CERTAIN RISKS RELATING TO DPCM AND THE TRANSACTION • D-Wave may not manage growth effectively. Directors and officers of DPCM have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Proposed Business Combination. • D-Wave’s business and growth are dependent on the success of its strategic relationships with third parties. • Directors and officers of DPCM have potential conflicts of interest in recommending that stockholders vote in favor of approval of the • D-Wave may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen Transaction. circumstances, and it cannot be sure that additional financing will be available. • DPCM’s initial stockholders have agreed to vote in favor of the Transaction, regardless of how its public stockholders vote. • Currency exchange rate fluctuations may negatively affect D-Wave’s results of operations. • DPCM’s initial stockholders, directors, officers, advisors, and their affiliates may elect to purchase shares or public warrants from public • D-Wave’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with a business stockholders, which may influence a vote on the Transaction and reduce the public “float” of DPCM’s common stock. combination or other ownership changes, and the geographic areas in which it recognizes revenue and profit. • Subsequent to the consummation of the Transaction, the combined company may be required to take write-downs or write-offs, restructuring and • The immature market for quantum computing may lead to D-Wave misreading market demand and the timeframes it will take to close impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which customer contracts and grow revenue, which would adversely affect its business, results of operations and financial condition. could cause you to lose some or all of your investment. • D-Wave’s business model includes a four-phase engagement model, with customers transitioning through the phases. If D-Wave • The combined company may invest or spend the proceeds of the Transaction in ways with which the investors may not agree or in ways which cannot successfully convert customers through the phases at the rate that it expects, its business will be negatively impacted and could may not yield a return. fail. • Legal proceedings may be instituted against DPCM or D-Wave related to the transaction agreement or the Transaction, which may adversely • The quantum computing industry is competitive on a global scale and D-Wave may not be successful in competing in this industry or impact the ability to complete the Transaction and result in the parties incurring additional costs, which could be substantial. establishing and maintaining confidence in its long-term business prospects among current and future partners and customers. • Each of DPCM and D-Wave have incurred and will incur substantial costs in connection with the Transaction, such as legal, accounting, • D-Wave’s Platform as a Service (PaaS) business is dependent upon its relationship with third-party cloud providers and any disruption consulting, and financial advisory fees. of or interference with its use of such third-party providers would adversely affect its business, results of operations and financial condition. • While DPCM and D-Wave work to complete the Transaction, management’s focus and resources may be diverted from operational matters and other strategic opportunities. • D-Wave does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new customers and retain existing customers, which may adversely affect its ability to attract new customers and retain existing • D-Wave’s operations may be restricted during the pendency of the Transaction pursuant to terms of the BCA. customers. • The combined company’s actual financial position and results of operations may differ materially from the unaudited pro forma financial • Competitive pressures may put pressure on D-Wave’s pricing, which may require D-Wave to reduce its pricing in order to provide information presented to investors. competitively priced access to its products and services. • There can be no assurance that the common stock issued in connection with the Transaction will be approved for listing on the NYSE following • The quantum computing industry is in its early stages and is volatile, and if it does not develop, if it develops slower than D-Wave the closing, or that the combined company will be able to comply with the continued listing standards of the NYSE. expects, if it develops in a manner that does not require use of D-Wave’s quantum computing solutions, if it encounters negative • The ability of DPCM stockholders to exercise redemption rights with respect to a large number of shares could deplete DPCM’s trust account publicity or if D-Wave’s solution does not drive commercial engagement, the growth of its business will be harmed. prior to the Transaction and thereby diminish the amount of working capital of the combined company. • Uncertainty about the effect of the Transaction may affect DPCM’s ability to retain key employees and integrate management structures and may materially impact the management, strategy, and results of the operation as a combined company. • The combined company may incur successor liabilities due to conduct arising prior to the completion of the Transaction. 3 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

• If D-Wave’s quantum computing technology fails to deliver customer value to a broader range of customers versus existing classical • A key application of D-Wave’s quantum annealing technology is for optimization problems which, while a very broad market, requires approaches, its business, financial condition and future prospects may be harmed. continued research and development in order for D-Wave’s quantum annealing system to fully address the optimization market, and if that research and development is not successful this may limit its adoption to a narrow range of customers. If D-Wave cannot • If D-Wave fails to offer high-quality customer support, or if the cost of such support is not consistent with corresponding levels of successfully attract a broader range of customers to its quantum annealing technology, its business will be negatively impacted and revenue, its business, results of operations and reputation may be harmed. could fail. • Real or perceived errors, failures or bugs in D-Wave’s products and services could materially and adversely affect its operating • D-Wave’s quantum gate system, which is a strategic milestone for D-Wave’s technical roadmap and commercialization, is not yet results, financial condition and growth prospects. available for customers and may not be available on the timelines D-Wave expects or at all. • D-Wave could suffer disruptions, outages, defects and other performance and quality problems with its quantum computing systems • Even if D-Wave is successful in executing on its product roadmap and strategy and delivering increasingly more powerful quantum or with the public cloud and internet infrastructure on which its PaaS relies. computing systems and services, competitors in the industry may achieve technological breakthroughs which render D-Wave’s • D-Wave is subject to subscription and payment processing risk from its third-party vendors and any disruption to such processing quantum computing systems and services obsolete or inferior to other products and services. systems could adversely affect its business and results of operations. • Federal, state, provincial and foreign laws and regulations related to privacy, data use and security could adversely affect D-Wave. • The design and manufacturing of D-Wave’s quantum computers are dependent on a number of critical suppliers and unknown supply • D-Wave is subject to U.S., Canadian and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws chain issues that could delay the introduction of D-Wave’s products and services or a significant disruption in its supplier base could can subject it to criminal or civil liability and harm its business. have a material adverse effect on D-Wave’s business, financial condition and results of operations. • D-Wave is subject to export and import controls and economic sanctions laws that could impair its ability to offer its products or make • If D-Wave cannot successfully execute on its strategy, including in response to changing customer needs and new technologies and its platform available in some jurisdictions, or subject it to liability if it is not in compliance with applicable laws. other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed.• Governmental decisions with respect to perceived national security risks associated with quantum computing technology could impede the selling of D-Wave’s products and services. • D-Wave’s products and services may not achieve market success, but will still require significant costs to develop. • D-Wave’s business is exposed to risks associated with litigation, investigations and regulatory proceedings. • D-Wave is highly dependent on its ability to attract and retain senior management and other key employees, such as quantum physicists, professional services technical delivery experts and other key technical employees, who are critical to its success. If D-• D-Wave may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to Wave fails to continue to retain talented, highly qualified senior management, technical employees and other key employees or successfully defend or insure against such claims. attract them when needed, such failure could negatively impact its business. • D-Wave is subject to requirements relating to environmental and safety regulations, which could adversely affect its business, results • D-Wave may not be able to accurately estimate the future supply and demand for its products and services, which could result in a of operation and reputation. variety of inefficiencies in its business and hinder its ability to generate revenue. If D-Wave fails to accurately predict its • If D-Wave is unable to obtain and maintain patent protection for its products and technology, or if the scope of the patent protection manufacturing requirements, it could incur additional costs or experience delays. obtained is not sufficiently broad or robust, its competitors could develop and commercialize products and technology similar or • If D-Wave is unable to attract third-party developers, ISVs or others who develop software applications that use its technology, it may identical to D-Wave’s, and its ability to successfully commercialize its product and technology may be adversely affected. Moreover, not be competitive and its business or results of operations may be harmed. the secrecy of D-Wave’s trade secrets could be compromised, which could cause it to lose the competitive advantage resulting from these trade secrets. • If D-Wave’s products and services are not compatible with some or all industry-standard software and hardware in the future, its business could be harmed.• D-Wave’s patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on D-Wave’s ability to prevent others from interfering with its • Any cybersecurity-related attack, significant data breach or disruption of the information technology systems, networks or third-party commercialization of its products. processors on which D-Wave relies could damage its reputation and adversely affect its business. • D-Wave may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and • Market adoption of cloud-based online quantum computing platform solutions is relatively new and unproven and may not grow as D- significant damage awards or other costs (including indemnification of third parties or costly licensing arrangements (if licenses are Wave expects, which may harm its business and results of operations and, even if market demand increases, the demand for D- available at all)) and limit D-Wave’s ability to use certain key technologies in the future or require development of non-infringing Wave’s PaaS may not increase, or certain customers may be reluctant to use a cloud-based PaaS for applications. products, services, or technologies, which could result in a significant expenditure and otherwise harm D-Wave’s business. • Unfavorable conditions in D-Wave’s industry or the global economy, could limit D-Wave’s ability to grow its business and negatively • Some of D-Wave’s intellectual property has been conceived or developed pursuant to government-funding agreements which impose affect its results of operations. certain obligations on D-Wave. Compliance with such obligations may limit D-Wave’s ability to freely transfer its assets without • Government actions and regulations, such as tariffs and trade protections measures, may limit D-Wave’s ability to provide products incurring substantial additional repayment obligations. and services to its customers and obtain products from its suppliers. Readers should also carefully review the factors set forth in DPCM’s Prospectus under the heading “Risk Factors,” which “Risk Factors” are • D-Wave’s operating and financial results forecast relies in large part upon assumptions and analyses developed by D-Wave. If these incorporated by reference in this Presentation, as well as those factors to be included under the header “Risk Factors” in the registration assumptions or analyses prove to be incorrect, D-Wave’s actual operating results may be materially different from its forecasted statement on Form S-4 to be filed by D-Wave Quantum with the SEC when it becomes available. results. • If D-Wave engages in acquisitions, divestitures, strategic investments or strategic partnerships and fails to achieve favorable results, D-Wave’s business, financial condition and operating results could be harmed. • D-Wave may in the future be adversely affected by continuation or worsening of the global COVID-19 pandemic, its various strains or future pandemics. • System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of D-Wave’s quantum computing systems or services could harm its reputation or subject it to significant liability, and adversely affect its business, financial condition and operating results. 4 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

TRANSACTION OVERVIEW

Opportunity to invest in a leading independent full-stack Quantum Computing provider, offering integrated hardware, software, professional services and application development tools delivering real-world impact at scale

100% primary capital to be invested in R&D and commercialization

No secondary share sales

PRO-FORMA OWNERSHIP[1]


DPCM Sponsor
3%
SPAC Shareholders
22%
PIPE Investors
3%
D-Wave Shareholders
72%

SOURCES AND USES[1,2], $MM

SOURCES	
Existing SPAC Trust	$300.0
PIPE	40.00
Target Rollover Equity	1,200.0
Total Sources	**$1,540.0**
USES	
Cash to Balance Sheet	$279.9
SPAC Fees & Expenses	35.1
Target Fees & Expenses	25.0
Target Rollover Equity	1,200.0
Total Uses	**$1,540.0**

PRO-FORMA VALUATION[1,2], $MM, except share price

POST-CLOSING VALUATION	
Share Price	$10.00
Fully Diluted Shares	159.687
Market Capitalization	**$1,596.9**
Total Cash	279.9
Total Debt	30.0
Enterprise Value	**$1,347.0**
Enterprise Value / 2026E Revenue[3]	2.4x

1. All data, as applicable: (i) assumes a price of $10 per share; (ii) assumes no redemptions by existing SPAC shareholders; (iii) excludes 18 million SPAC warrants to acquire shares at $11.50 per share (pursuant to the terms of DPCM's warrant agreement, the bonus share structure is expected to result in the adjustment of the number of shares into which each of DPCM's existing SPAC warrants is exercisable by the same ratio by which the non-redeeming DPCM public shareholders will receive bonus shares); and (iv) excludes 1.81 million SPAC shares held by DPCM Sponsor that are subject to vesting at 120% of the effective cost base of the public stockholders. Reference to D-Wave shareholders/Target Rollover Equity includes existing holders of D-Wave equity, warrants and equity incentives, calculated on a treasury stock method after giving effect to the aggregate exercise price of D-Wave warrants and equity incentives.
2. Excludes impact from expected bonus pools for non-redeeming SPAC shareholders and PIPE investors, with potential for combined incremental 6.8MM shares to be issued to SPAC shareholders and PIPE investors. Bonus pool for non-redeeming SPAC shareholders is fixed at 5MM up to 63.3% redemption level; bonus pool for PIPE shareholders is variable based on redemptions up to 1.8MM shares, or a 63.3% redemption level, to ensure the same cost basis for PIPE investors as SPAC shareholders. At zero redemptions, effective cost base is $8.57.
3. Expected revenue has been prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time frame described or at all.

5 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

D:WAVE

6 O U R M I S S I O N TO UNLOCK THE POWER OF QUANTUM COMPUTING TO BENEFIT BUSINESS AND SOCIETY 6 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

D-WAVE AT A GLANCE

HQ: Vancouver, B.C.

EMPLOYEES: 180+ (70% R&D)

BUSINESS MODEL: The Quantum Cloud Company

PLATFORM AS A SERVICE (PaaS): Real-time access to quantum/hybrid computing systems. Recurring revenue model.

PROFESSIONAL SERVICES (PS): Application development and other support services. Consulting revenue model.

SELECT USE CASES: Portfolio optimization, supply chain optimization, protein design, patient trials, machine learning model training

MARKET LEADER

- First real-time quantum cloud platform
- 5,000+ qubit system
- 250+ early applications

STRONG CUSTOMER BASE

AIRBUS, accenture, DENSO, menten.AI, gsk GlaxoSmithKline, VW, OTI, RECRUIT, save on foods, LOCKHEED MARTIN, *100+ others*

WORLD-CLASS INVESTORS

PSP Investments, bdc, Goldman Sachs, NEC

THOUGHT LEADERSHIP

- 200+ U.S. patents granted and 100+ pending worldwide
- Top five quantum patent portfolio globally
- 36 PhDs
- Over 100 scientific papers published

7 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

D:WAVE

D-WAVE DIFFERENTIATORS QUANTUM ANNEALING: FULL STACK PROVIDER: REAL-TIME QUANTUM Required for optimization Annealing and gate systems, CLOUD SERVICE problems and addressing cloud service, software tools, for in-production applications the full quantum TAM professional services THREE MILLION TIMES FIVE GENERATIONS SPEED-UP on a real-world of on-time product delivery materials problem 8 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC. 8

9 1 D-WAVE ENABLES THE FULL QUANTUM EXPECTED TAM COMBINATORIAL OPTIMIZATION LINEAR ALGEBRA & FACTORIZATION DIFFERENTIAL EQUATIONS . D-W AVE ANNEALING & GATE MODEL LONG-TERM $450 - 850B TAM (ANNEALING) ONLY GATE MODEL ONLY MID-TERM $25 - 50B TAM NEAR-TERM $2-5B TAM 1. Boston Consulting Group: “Where Will Quantum Computers Create Value – and When?” May 2019 (80% of TAM accruing to end-users; 20% to quantum hardware, software and services providers) 9 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

10 STRONG DEMAND FOR QUANTUM SOLUTIONS ALREADY EXISTS 81% of companies have quantum use cases in 1 mind in the next three years 39% 33% of business leaders see quantum’s impact OF COMPANIES ARE EXPERIMENTING WITH 1 as “transformational” to society 1 QUANTUM TODAY 31% of enterprises have abandoned complex 1 problems because of time to solve 1 CATALYST FOR ADOPTION: competitive advantage 99+ EXPECTED BENEFITS: speed, cost, and accuracy NEAR-TERM COMMERCIAL USE $850B CASES IDENTIFIED BY 3 2 EXPERTS EXPECTED TAM BY 2040 1. 451 researc h am ong fortun e 5000 com panies 2. B C G researc h 3. McK i nse y research 10 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

11 NOW SERVING BLUE CHIP LOGOS IN KEY MARKETS LOGISTICS PHARMA FINANCE Shipping container logistics Portfolio risk reduction and Protein folding Employee scheduling return optimization Clinical trials Farm to market food delivery Marketing campaign optimization Drug discovery Last mile vehicle routing Fraud detection 11 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

12 B U S I N E S S - C R I T I C A L G R O C E R Y TA S K S IN MINUTES INSTEAD OF HOURS “What Advantage gives us, is the ability to seamlessly integrate quantum into our business problems. We've been able to decrease the amount of time to get a result from 25 hours down to seconds.” —ANDREW DONAHER, VP DIGITAL & ANALYTICS, SAVE-ON-FOODS < 2 MINUTES 25 HOURS TO < 2 MINUTES 4K COMBINATIONS & 4M VARIABLES 12 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

13 Confidential & Proprietary Information: D-Wave Systems Inc.

14 R E D U C E WA S T E I N T H E AUTOMOTIVE SUPPLY CHAIN “By continuing to research and develop these types of algorithms, we hope to have a significant impact on Volkswagen’s core business throughout multiple units. This application has immediate, real-world implications for production and logistics.” % 80 —VOLKSWAGEN QUANTUM COMPUTING RESEARCHER SHEIR YARKONI REDUCTION IN WASTE AND PAINT TIME 14 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

A QUANTUM SOLUTION

PREDICTING PROFITABILITY



TIME TO SOLVE
D-Wave: 171 seconds
Tensor Networks: 1 day
Other classical solvers: No solution found

Maximum value at lowest risk

With 10 ^ 382 possible portfolios, the hybrid quantum/classical system made short work of it.

"These results are exciting because they really show a commercially valuable application of quantum computing today."

—SAM MUGEL, CTO, MULTIVERSE

15 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

SELECT CUSTOMERS

FROM IMPLEMENTATION TO EXECUTION

CUSTOMER	APPLICATION EVALUATION	PROOF OF CONCEPT	PILOT DEPLOYMENT	PRODUCTION DEPLOYMENT
PHARMA	CLINICAL TRIALS			
FINANCE	MARKETING CAMPAIGNS			
FINANCE	PAYMENT PROCESSING FEATURE SELECTION			
PHARMA	RNA FOLDING CODON MRNA			
MANUFACTURING	FACTORY AUTOMATION/AV ROUTING			
TRANSPORTATION	RECYCLING & TRASH COLLECTION: SMART CITIES			
LOGISTICS	CONTAINER LOGISTICS			
RETAIL	GROCERY DELIVERY EMPLOYEE SCHEDULING			
AUTOMOTIVE	PAINT SHOP SCHEDULING			
ELECTRONICS	OLED MATERIALS			
PHARMA	PROTEIN FOLDING			

16
CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

1 7 1 D-WAVE LEADS THE PACK D-WAVE CUSTOMER APPLICATIONS • Peptide Design • Employee Scheduling • Last-Mile Vehicle Routing • Paint Shop Scheduling • Financial Portfolio Return Optimization • Farm to Market Food Delivery • Digital Marketing • OLED Materials Development • Financial Risk Reduction • Marketing Campaign Optimization • Shipping Container Logistics • RNA Folding • Clinical Trials 0 5 10 15 NUMBER OF CUSTOMER READY APPLICATIONS 1. Based on publicly available information as of September 8, 2021. 17 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

D-WAVE’S INTEGRATED HARDWARE AND SOFTWARE SOLUTION BETTER THE QUANTUM THE QUANTUM CLOUD COMPUTER BUILT SERVICE BUILT FOR BUSINESS FOR BUSINESS 5,000+ qubits 1 million variable hybrid solver TOGETHER IN-PRODUCTION APPLICATIONS AT BUSINESS SCALE WILL SUPPORT BOTH ANNEALING AND GATE 18 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

1 9 LEAP: THE REAL-TIME QUANTUM CLOUD SERVICE D-WAVE ADVANTAGE CLOUD-BASED REAL-TIME ACCESS USER INTERFACE Cloud access to the D-Wave quantum computer Security, privacy, and reliability to support Powerful HYBRID SOLVERS that run problems on a PRODUCTION APPLICATIONS combination of quantum and classical resources 19 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

D-WAVE VIDEO 20 Confidential & Proprietary Information: D-Wave Systems Inc.

THE MOST CONNECTED AND POWERFUL QUANTUM COMPUTER

BUILT FOR BUSINESS

D-WAVE advantage

SUPPORTS HYBRID APPLICATIONS OF REAL-WORLD SIZE

Up to 1 million variables

ANNEALING QUANTUM PROCESSOR DESIGN

5,000+ qubits

ONGOING INCREASES IN COHERENCE & CONNECTIVITY


advantage
advantage



21 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

D:WAVE

D-WAVE'S PLAN TO DELIVER A

SCALED GATE MODEL SYSTEM[1]



VALIDATE MULTILAYER FAB STACK

New qubit design with low error rates

VALIDATE ON-CHIP CONTROL

On-chip control with no increase in qubit errors

VALIDATE ERROR CORRECTION

Sixty qubit system using partial error correction

FIRST AT-SCALE SYSTEM

5,000 qubit system configurable with full or partial error correction

1. Images for illustrative purposes only.

22 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

D:WAVE

SUMMARY FORECAST FINANCIAL PERFORMANCE 1 REVENUE FORECAST REVENUE ($MM) $551 $600 SERVICES REVENUE CLOUD REVENUE $400 $219 $200 $72 $27 $11 $0 (2) 2022 E 2023 E 2024 E 2025 E 2026 E % GROSS 57% 66% 75% 82% 84% 1 MARGIN 1 ADJUSTED EBITDA FORECAST Adjusted EBITDA ($MM) Adjusted EBITDA Margin % Adjusted EBITDA Margin (%) $400 100% 75% $226 $200 50% 25% $14 $0 0% (25%) ($59) ($70) ($83) ($200) (50%) 2022 E 2023 E 2024 E 2025 E 2026 E 1. Revenue channels are still being defined; exact nature and accounting recognition of revenue to be determined. Information has been prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time frame described or at all. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Financial Measures” earlier in this Presentation. 2. Approximately 40% of 2022 E Revenue is booked, and 2022 renewals of contracts entered into during prior periods is estimated to represent an additional 5% of 2022 E Revenue 23 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

24 TRANSACTION EXPECTED TO PROVIDE D -WAVE WITH A FULLY FUNDED BUSINESS PLAN D-WAVE FORECAST CASH POSITION (1)(2)(3) FORECAST END OF YEAR CASH BALANCE ($MM) $800 $600 $522 FORECAST CASH GENERATION $400 $354 $230 $168 $200 FORECAST $150 FORECAST END OF YEAR BEGINNING CASH BALANCE $91 $77 OF YEAR $168 CASH BALANCE $91 $0 ($58) ($59) FORECAST CASH BURN ($80) ($200) 1 2022 E 2023 E 2024 E 2025 E 2026 E 1. 2022 YE cash balance assumes $280MM invested ($300MM from SPAC, $40MM from PIPE, net $60MM of expected transaction fees) in 2022; excludes impact of any interim financing before transaction close 2. Assumes no redemptions from existing SPAC shareholders 24 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

DETAILED FORECAST FINANCIAL PERFORMANCE[1]

$MM	2022E	2023E	2024E	2025E	2026E
Revenue[1]	11	27	72	219	551
% Growth	*119%*	*135%*	*166%*	*206%*	*151%*
Gross Profit[2]	7	18	54	180	465
% Margin	*57%*	*66%*	*75%*	*82%*	*84%*
Adjusted EBITDA [2,3,4]	(59)	(83)	(70)	14	226
% Margin	*n.m.*	*n.m.*	*n.m.*	*7%*	*41%*

1. Revenue channels are still being defined; exact nature and accounting recognition of revenue to be determined. Information has been prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time frame described or at all.
2. Cost of Goods Sold includes System Cost Depreciation. System Cost Depreciation is added back to calculate adjusted EBITDA.
3. Operating Expenses includes Stock Based Compensation. Stock based compensation is added back to calculate adjusted EBITDA.
4. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See "Cautionary Note Regarding Non-GAAP Financial Measures" earlier in this Presentation.

25 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

INDUSTRY LEADING MANAGEMENT



ALAN BARATZ, PhD
CEO
35 years of technology leadership experience. CEO of D-Wave since January 2020. Previously was the head of R&D and Chief Product Officer. Serial CEO, VC, first president of Javasoft, senior executive at IBM, Sun, Cisco, Avaya, News Corp.



JOHN MARKOVICH
CHIEF FINANCIAL OFFICER
Senior financial executive with extensive experience and successful track record in leading both public and private high growth technology companies through all phases of development.



TANYA J. ROTHE
GENERAL COUNSEL
Member of the bars of CA and BC. Registered patent and trade-mark agent. Award winning, recognized for innovative approaches to developing and protecting IP.



VICTORIA BRYDON
VICE PRESIDENT HUMAN RESOURCES
20 years of experience in the development and execution of technical and scientific talent strategies.

TECHNICAL



MICHELE MACREADY
SVP, CLOUD & PROFESSIONAL SERVICES
25 years as a technology executive, strategy and technology consultant, and startup advisor, bringing leading-edge technology products to market at Cambridge Technology Partners, Bios Group, EA.



MARK JOHNSON, PhD
VP, QUANTUM TECH. & SYST. PRODUCTS
16 years designing, building and delivering commercial quantum computers for D-Wave. Prior, scientist at Northup Grumman Space Technology and TRW focused on superconducting circuitry.



ANDREW BERKLEY, PhD
UNIV. OF MARYLAND
Expert in superconducting quantum devices, led system architecture for five generations of quantum annealing products.



RICHARD HARRIS, PhD
UNIV. OF BRITISH COLUMBIA
Expert in superconducting circuit design and using D-Wave systems for condensed matter simulation.



TREVOR LANTING, PhD
U.C. BERKELEY
Expert in quantum processor development, led development of five generations of quantum annealing products.

COMMERCIAL



JENNIFER HOUSTON
CMO
20 years of technology marketing and communications. Former VP of Corporate Marketing and part of senior leadership team for Apptio's 2016 IPO.



DANIEL LEY
SVP, SALES
25 years of technical sales and sales management, driving technology adoption and growing revenue. Sales executive at CA Technologies, Packet Design, Ciena.



MARK SNEDKER
Vice President, Professional Services
27 years of executive leadership. A quantum technology evangelist focused on delivering growth objectives through technology innovation, and operational excellence. Former Managing Director at Accenture.

26 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

QUANTUM 27 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

SHARE BONUS STRUCTURE FOR NON -REDEEMING SPAC (1) PUBLIC SHAREHOLDERS $ in millions except per-share amounts (2) Illustrative Redemptions -- 10% 20% 30% 40% 50% 60% 63% SPAC Non-Redeeming Shares 30.0 27.0 24.0 21.0 18.0 15.0 12.0 11.0 (+) Bonus Shares 5.0 5.0 5.0 5.0 5.0 5.0 5.0 5.0 Total Shares Issues to SPAC Shareholders 35.0 32.0 29.0 26.0 23.0 20.0 17.0 16.0 SPAC Non-Redeeming Shares 30.0 27.0 24.0 21.0 18.0 15.0 12.0 11.0 (x) Illustrative $10.00 Purchase Price $10.00 $10.00 $10.00 $10.00 $10.00 $10.00 $10.00 $10.00 Cost of SPAC Non-Redeeming Shares $300 $270 $240 $210 $180 $150 $120 $110 (/) Total Shares to SPAC Shareholders 35.0 32.0 29.0 26.0 23.0 20.0 17.0 16.0 Illustrative Cost Basis to SPAC Shareholders $8.57 $8.44 $8.28 $8.08 $7.83 $7.50 $7.06 $6.88 Non-redeeming SPAC public shareholders to receive a As redemptions increase, cost basis to non-redeeming SPAC public pro-rata portion of a 5 million share bonus pool at shareholders decreases. Bonus shares to be received by each non- $9.00 close ($8.57 cost basis assuming zero redemptions) redeeming SPAC public shareholder capped at 63% redemptions $8.50 $8.00 $7.50 $7.00 $6.50 -- 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% Illustrative Redemptions % Note: Illustrative share prices and redemptions are hypothetical and actual results may differ materially. The above table, which speaks only as of the date hereof, does not provide certainty regarding an expected return and is not a prediction or guarantee of future performance. 1. PIPE investors are being provided with a similar bonus share structure based on a pool of up to 1.8 million bonus shares. 2. Redemption level at which minimum cash condition is expected to be met 63.3%. Pursuant to the terms of DPCM’s warrant agreement, the bonus share structure is expected to result in the adjustment of the number of shares into which each of DPCM’s existing SPAC warrants is exercisable by the same ratio by which the non-redeeming DPCM public shareholders will receive bonus shares. 28 28 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC. Illustrative Cost Basis to SPAC Shareholders

THE POWER OF QUANTUM COMPUTING THE PROBLEM Optimizing sharing of resources between hospitals 0 1 0/1 BITS limit the number of possible QUBITS allow quantum computers to see all possible solutions at once, solutions a classical computer can making it much easier to find the see at one time, making it much more difficult to find the optimal solution optimal solution BITS vs QUBITS 0/1 Qubits can exist in both states at once , Bits are limited to a single state 0 1 allowing much faster computation They can be either or Computing the optimal groupings of hospitals is out of reach for classical computers for problems with 1,000+ hospitals 29 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.

ANNEALING QUANTUM COMPUTING

A NATURAL FOR OPTIMIZATION

ANNEALING EXAMPLE BENEFITS

VW PAINT SHOP SCHEDULING
D-Wave: 80% waste reduction at 750 cars

JÜLICH SC BOOLEAN SATISFIABILITY
D-Wave outperforms gate QAOA and noiseless simulators[3]

LANL EVALUATIONS
D-Wave: 15 seconds to solve

ANNEALING QUANTUM COMPUTING OUTPERFORMS GATE-MODEL ON OPTIMIZATION PROBLEMS

GATE-MODEL WITH QAOA

VW PAINT SHOP SCHEDULING
Gate QAOA: Like random guessing at 11 cars[2]

JÜLICH SC BOOLEAN SATISFIABILITY
"…the QAOA cannot compete with quantum annealing…"[3]

LANL EVALUATIONS
Gate QAOA: ~30 hours to solve[4] (50% to 100% more iterations)

THE STRENGTH OF ANNEALING

Annealing systems use quantum mechanical effects to find low-energy states. Most optimization problems can be efficiently mapped into this model.

As coherence and connectivity increase, annealing systems will deliver even greater performance in solving optimization problems.

THE DIFFICULTY FOR GATE

Classical preprocessing requires optimizing "angle" parameters for each iteration. Each optimization step has recently been proven NP-Hard, even if approximation errors are permitted.[1]

The overhead of error correction will likely eliminate any speedup on error corrected gate systems.[5]

1.(arXiv:2101.07267v1) 2.(ArXiv: 2011.03403v1and www.youtube.com 3.(Willsch et al. Quantum Information Processing, 2020) 4.(Ushijima-Mwesigwa et al. ACM Transactions on Quantum Computing, 2021) 5.PRX Quantum 1, 020312 (2020)

30 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

D-Wave

GATE MODEL TECHNOLOGY COMPARISON

SUPERCONDUCTING ADVANTAGES[1]

	SUPERCONDUCTING D-Wave, Google, IBM, Rigetti	ION TRAP IonQ, Honeywell, AQT	PHOTONIC PsiQuantum, Xanadu
PROS	• Faster gate speeds • Proven ability to scale (D-Wave)	• Longer coherence times • High qubit connectivity within a trap	• Infinite coherence times • Naturally scalable
CONS	• Short coherence times (time available for quantum computation) • Requires qubit calibration	• Slower gate speeds • Higher error rates as number of gates increases • Requires connectivity between traps • Unproven ability to scale	• Requires error-free interaction between photons • Photon loss results in errors • Photon speed makes quantum-classical interaction difficult
SHOR'S ALGORITHM	• 8 hours • 20 million qubits	• 100 days • 1 billion qubits	• 1 year • 1 billion qubits

1. Based on publicly available information as of September 8, 2021.

31 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

D-Wave

DPCM

DPCM Capital, Inc (NYSE: XPOA) a special purpose acquisition company

RAISED $300M



CHIEF EXECUTIVE OFFICER

Emil Michael

B.A., Harvard University
J.D., Stanford Law School

CAREER HIGHLIGHTS

- Chief Business Officer at Uber, played a pivotal role in raising nearly $15B in capital and leading Uber's expansion in China
- Previously Chief Operating Officer at Klout
- Investor in broad range of category defining companies

BOARD OF DIRECTORS



Peter Diamandis



Denmark West



Desiree Gruber

BOARD OF ADVISORS



Shervin Pishevar



Betsy Atkins



Dr. Eric Schmidt

DPCM TEAM EXPERIENCE*

UBER Alphabet codecademy airbnb SPACEX slack stripe Virgin hyperloop DiDi cue PillPack an amazon company

*Companies at which members of the DPCM team have served as executives, directors or advisors

32 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

D:WAVE

D:WAVE THE COMMERCIAL QUANTUM COMPUTING COMPANY



CHIEF EXECUTIVE OFFICER

Alan Baratz, PhD

PhD, Computer Science, MIT

CAREER HIGHLIGHTS

- ✓ Prior to becoming CEO, served as EVP of R&D, responsible for all products, technologies, and services
- ✓ First President of Javasoft, building Java into a platform in nearly 80 percent of Fortune 1000 companies
- ✓ Held executive positions at Avaya, Cisco, and IBM; Served as CEO of Versata, Zaplet, and NeoPath Networks, and as a managing director at Warburg Pincus LLC



CHIEF FINANCIAL OFFICER

John Markovich

MBA, Michigan State University

CAREER HIGHLIGHTS

- ✓ 25+ years as CFO for rapidly growing private and public technology companies with extensive international experience
- ✓ Previously CFO of XANT, Veritone, NanoH2O, EMCORE, Energy Innovations, Tickets.com, and Optical Coating Laboratories
- ✓ Has negotiated and closed over 150 debt, equity, M&A, and JV transactions totaling over $2.5 billion in value including the IPO of Tickets.com

RELEVANT EXPERIENCE

Sun microsystems, AVAYA, cisco, IBM, versata, XANT, Nano H2O, VERITONE, TICKETS.COM, emcore

33 CONFIDENTIAL & PROPRIETARY INFORMATION: D-WAVE SYSTEMS INC.

QUANTUM 34 CONFIDENTIAL & PROPRIETARY INFORMATION: D -WAVE SYSTEMS INC.